UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 12, 2015, reporting the results for the three months ended June 30, 2015.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: August 12, 2015	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Reports Second Quarter Revenue
Growth of 21%; Adjusted EBITDA* of $1.2 Million

Constant currency growth of 35% over prior year; recurring revenues up 86%
year-over-year, representing 52% of total revenues

TEL AVIV, Israel and PLANO, Texas, August 11, 2015 (GLOBE NEWSWIRE) -- Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights:

•	Revenues of $9.9 million, a 21% increase over Q2 2014 and 20% sequential growth over Q1 2015;

•	Q2 constant currency revenues of $11.1 million, an increase of 35% year over year;

•	Recurring revenues of $5.2 million, representing 52% of total revenues, an increase of 86% over the prior year;

•	Adjusted EBITDA of $1.2 million, a 225% increase over Q2 2014;

•	Adjusted EBITDA margin of 12.4%;

•	Accelerating growth of mobile imaging business - first half revenues exceed 90% of full-year 2014 revenues;

•	Following the end of Q2, signed a large multi-year multi-million dollar agreement with a top 5 U.S. bank;

•	Named seasoned industry executives Bob Fresneda as TIS Americas President and Andrew Pery as CMO;

•	Yossi Dagan, most recently VP Finance at a large SaaS vendor, appointed TIS’ CFO.

Michael Schrader, Chief Executive Officer of Top Image Systems, commented, "Our strong performance in the second quarter reinforces our confidence in our strategy and solidly positions us to continue to execute on our financial and operational program in the second half of the year. We are back on track as a rapidly growing, profitable company and expect to maintain this performance in the coming quarters. Growth in our mobile business is accelerating, as during the first half of 2015 we have already surpassed 90% of our annual mobile revenues for 2014, fortifying our strong belief that this business will increasingly drive growth. In addition, our cloud and SaaS-based offerings are gaining traction to further expand our base of recurring revenues, which represents more than 52% of our total revenues. As proof of this progress and in alignment with the goal we set for 2015, following the quarter’s end we have signed a large multi-year multi-million dollar contract with a top 5 U.S. bank;  this contract will have a strong impact on the company’s recurring revenue run rate.”

Mr. Schrader continued, “Consolidation in our industry is changing the competitive landscape, especially relating to hardware companies looking for software partners to replace prior relationships that may no longer be viable due to consolidations. This climate has created significant business partnership opportunities. We are actively pursuing these opportunities and we are confident that this industry evolution will help us increase our market share. The recent executive appointments of Bob Fresneda to the role of President of TIS Americas, Carsten Nelk to Chief Technology Officer, and now Andrew Pery to the role of CMO enhance our competitive position and reputation as an innovative technology solutions provider. As one of the only independent global software companies in our space, we are unrestricted in pursuing business relationships and well-positioned to capture a significant share of the opportunities that lie ahead.”

Mr. Schrader added, “Effective August 15, 2015, Mr. Yossi Dagan will assume the position of TIS’ Chief Financial Officer, replacing Mr. Lyron Bentovim.  In 2014 the company asked Mr. Bentovim, formerly a member of the Board of Directors, to assume the position of Chief Operating Officer and Chief Financial Officer to take responsibility for the post-merger integration of eGistics; following the successful integration of eGistics, Mr. Bentovim is stepping down from his executive role but will continue to advise the company’s chairman on M&A matters. Mr. Dagan most recently held the position of VP of Finance at Kenshoo, a global SaaS company with 600 employees. At Kenshoo, he was responsible for all aspects of finance, including leading the financial planning and analysis. Prior to Kenshoo, Mr. Dagan served as Corporate Controller and acting VP Finance at Imperva Inc., a NYSE-listed company.”

Mr. Schrader concluded, "I would like to take this opportunity to thank Lyron for his contribution as COO/CFO and invaluable assistance in overseeing the acquisition of eGistics and the successful post-merger integration of TIS and eGistics. I would also like to warmly welcome the new members of our executive management team: Carsten Nelk as CTO; Bob Fresneda as President, TIS Americas; Andrew Pery as CMO; and Yossi Dagan, who will become CFO as of August 15, 2015. I am excited and enthusiastic about the energy, creativity and leadership that this group of talented, experienced and effective managers will undoubtedly contribute to TIS in the long term, while taking full responsibility in the short term to enable TIS to realize our goals for growth and profitability.”

Second Quarter 2015 Year-over-Year Results

Total revenues for the second quarter were $9.9 million, an increase of 21% over the $8.2 million reported in the second quarter of 2014. License and SaaS revenues for the second quarter were $5.3 million, compared to $3.8 million for the second quarter last year. Recurring revenues for the second quarter were $5.2 million, an increase of 86% year-over-year.

Gross profit for the second quarter was $6.1 million, compared to $5.5 million for the second quarter of 2014, an increase of 12%. Gross margin for the quarter was 62%, compared to a gross margin of 67% in Q2 2014. Cash gross margin excluding depreciation, options and amortization related to the eGistics acquisition was 64%.

Adjusted EBITDA was $1.2 million, compared to adjusted EBITDA of $0.4 million for the second quarter of 2014. Non-GAAP diluted earnings per share were $0.05 compared to per share earnings of $0.02 for the second quarter of 2014. GAAP net income was $0.4 million compared to $0.1 million for the second quarter of 2014. GAAP diluted earnings per share were $0.02 compared to $0.01 for the second quarter of 2014.  2015 results include the contributions from the eGistics acquisition, which was completed in Q3 2014.

H2 2015 Expectations

Although Q3 is usually a seasonally weaker quarter, management expects H2 2015 revenues to continue to grow sequentially over H1 2015. The Company expects full-year 2015 revenues to grow between 10% and 15% compared to 2014 revenues.

Conference Call

The Company will host a conference call and webcast today at 10 a.m. ET, during which TIS management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560
Israel Toll-Free Dial-in Number:	1-809-406-247

The conference call is scheduled to begin at:

10 a.m. Eastern Time
7 a.m. Pacific Time
5 p.m. Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=115481. For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems' website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:http://public.viavid.com/index.php?id=115481.

* Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Adjusted EBITDA margin, Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations".

The presentation of these non-GAAP financial measures should be considered as an addition to TIS' GAAP results provided in the attached financial statements for the second quarter and six months ended June 31, 2015, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS' performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS' management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

***

Contacts:

TIS Company Contact:
Shelli Zargary
Director of Corporate Marketing and Investor Relations
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	June 30,	December 31,
	2015	2014
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$3,503	$4,386
Restricted cash	72	132
Trade receivables, net	12,316	12,034
Other accounts receivable and prepaid expenses	1,342	787
Deferred tax asset	749	749

Total current assets	17,982	18,088

Long-Term Assets:
Severance pay funds	1,380	1,235
Restricted cash	321	366
Non-current deferred tax assets	522	522
Long-term deposits and long-term assets	207	245
Property and equipment, net	1,537	1,180
Intangibles assets, net	5,676	6,293
Goodwill	19,384	19,377

Total long-term assets	29,027	29,218

Total Assets	$47,009	$47,306

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$1,677	$1,593
Deferred revenues	4,467	3,573
Deferred tax liability	171	133
Accrued expenses and other accounts payable	2,868	3,815

Total current liabilities	9,183	9,114

Long-Term Liabilities:

Accrued severance pay	$1,576	$1,378
Non-current deferred revenues	2,113	2,212
Deferred tax liability	213	318
Other long-term liabilities	604	447

Total long-term liabilities	4,506	4,355

Total Liabilities	$13,689	$13,469

Total parent shareholders' equity	$33,303	$33,831
Non-controlling interest	17	6
Shareholders' Equity	33,320	33,837

Total Liabilities and Shareholders' Equity	$47,009	$47,306

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	In thousands, except per share data
	Unaudited

Revenues	$9,914	$8,193	$18,175	$16,247

Cost of revenues	3,787	2,706	7,564	5,591

Gross profit	6,127	5,487	10,611	10,656

Expenses

Research and development	1,145	1,023	2,257	2,035
Selling and marketing	2,870	2,860	5,542	5,671
General and administrative	1,411	1,162	2,598	2,272
Amortization costs	74	-	148	-

	5,500	5,045	10,545	9,978

Operating income	627	442	66	678

Financing income (expenses), net	(164)	22	(520)	30

Other income (loss), net	(8)	1	(5)	9

Income (loss) before taxes on income	455	465	(459)	717

Tax expenses	80	95	157	217

Net income (loss)	375	370	(616)	500

Net income attributable to noncontrolling interest	(7)	(274)	(11)	(274)

Net income (loss)	368	96	(627)	226

Earnings per Share

Basic earning (loss) per share	$0.02	$0.01	$(0.04)	$0.02

Weighted average number of shares used in computation of basic net income (loss) per share	17,836	15,408	17,832	14,763

Diluted earning (loss) per share	$0.02	$0.01	$(0.04)	$0.01
Weighted average number of shares used in computation of diluted net (loss) earnings per share	18,170	15,682	17,832	15,183

Adjusted EBITDA results:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	In thousands, except per share data

Adjusted EBITDA:
Net income (loss)	368	96	(627)	226
Interest	51	-	82	-
Exchange rate differences	102	(9)	386	(36)
Taxes	80	95	157	217
Depreciation	160	46	306	89
Amortization	336	-	672	-
Stock-based compensation expenses	128	150	257	299
Total Adjusted EBITDA	1,225	378	1,233	795

Reconciliation of GAAP to Non-GAAP results:

Net income (loss)	368	96	(627)	226
Amortization	336	-	672	-
Stock-based compensation expenses	128	150	257	299
Non-GAAP Net income (loss)	832	246	302	525

Non-GAAP Net income (loss) used for basic earnings per share	832	246	302	525
Shares used in basic earnings per share calculation	17,836	15,408	17,832	14,763
Non-GAAP basic earnings (loss) per share	$0.05	$0.02	$0.02	$0.04
Non-GAAP Net income (loss) used for diluted earnings per share	832	184	302	463

Shares used in diluted earnings per share calculation	18,170	15,682	17,832	15,183

Non-GAAP diluted earnings (loss) per share	$0.05	$0.02	$0.02	$0.03